SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25

Commission File Number   1-8662
NOTIFICATION OF LATE FILING
 __X__ Form 10-KSB

     For Period Ended:     April 30, 1998

     ___ Transition Report on Form 10-K      ___  Transition
Report on Form 10-Q
     ___ Transition Report on Form 20-F      ___  Transition
Report on Form N-SAR  Transition   ___ Report on Form 11-K

     For the Transition Period Ended:
_____________________________________________

     Read attached instruction sheet before preparing form.
Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:         Killearn Properties, Inc.
Former name if applicable

Address of principal executive office (street and number):
385 Country Club Drive

City, state and zip code:        Stockbridge, Georgia 30281

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

 __X__ (a)     The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

 __X__ (b)     The subject annual report, semi-annual report,
transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

____ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                      PART III
                      NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company received notice of litigation concerning a significant note receivable, on Monday July 27, 1998. The Company along with it's legal counsel and independent auditors are evaluating the effects of this event, if any, and related disclosures on the Company's Consolidated Financial Statements and Notes to the Consolidated Financial Statements. The Company anticipates completing the evaluation and filing form 10-KSB within fifteen calendar days of the due date.

PART IV
OTHER INFORMATION

     (1) Name and telephone of person to contact in regard to this notification

David K. Williams,  President
(770)    389-2020
      (Name)
 (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30
of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes __X__     No ____

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes____     No __X__

KILLEARN PROPERTIES, INC.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  July 30, 1998   By /s/ David K. Williams
                    David K. Williams, President